Exhibit 99.1
STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2020

ATHENS, GREECE, November 16, 2020 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the third quarter and the nine months ended September 30, 2020.
Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Third quarter 2020	Third quarter 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Voyage Revenues	$200,222	$248,444	$507,218	$572,726
Net income/(loss)	$23,251	$5,815	$(18,114)	$(39,700)
Adjusted Net income / (loss) (1)	$27,339	$17,266	$(12,965)	$(9,657)
Net cash provided by operating activities	$57,019	$27,659	$112,479	$35,286
EBITDA (2)	$79,175	$60,535	$145,644	$118,023
Adjusted EBITDA (2)	$79,704	$72,199	$147,410	$149,360
Earnings / (loss) per share basic	$0.24	$0.06	$(0.19)	$(0.43)
Adjusted earnings / (loss) per share basic (1)	$0.28	$0.18	$(0.14)	$(0.10)
Average Number of Vessels	116.0	116.1	116.0	110.2
TCE Revenues (3)	$137,808	$131,329	$335,271	$328,210
Daily Time Charter Equivalent Rate ("TCE") (3)	$13,083	$14,688	$11,166	$12,143
Average daily OPEX per vessel (4)	$4,425	$3,719	$4,167	$3,917
Average daily OPEX per vessel (excl. non recurring expenses) (4)	$4,244	$3,693	$4,106	$3,876
Average daily Net Cash G&A expenses per vessel (5)	$985	$828	$1,030	$931

(1)
Adjusted Net income / (loss) and Adjusted earnings / (loss) per share basic and diluted are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Net income / (loss), which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the table at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains / (losses).

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(4)
Average daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Average daily OPEX per vessel (excl. non recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as increased costs due to the COVID-19 pandemic or pre-delivery expenses, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to some of the adjustments.

(5)
Average daily Net Cash G&A expenses per vessel is calculated by (1) deducting the Management fee Income (if any), from, and (2) adding the Management fee expense to, the General and Administrative expenses (net of stock-based compensation expense) and (3) then dividing the result by the sum of Ownership days and Charter-in days. Please see the table at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Star Bulk returned to profitability during the third quarter of 2020, reporting Net income of $23.3 million, Adjusted Net Income of $27.3 million, TCE Revenues of $137.8 million and Adjusted EBITDA of $79.7 million. We were able to take advantage of the recovering dry bulk market, increasing our TCE to $13,083/ day per vessel for the third quarter of 2020. Average Opex per vessel excluding non-recurring expenses and Net Cash G&A expenses per vessel were at $4,244/day and $985/day respectively.

Over the last few months, we have continued to strengthen our liquidity, having agreed 9 refinancings, increasing our cash by a total of $113.2 million and improving the average margin and repayment profile. Despite turbulent financial markets, we received a lot of support from our existing lenders and forged relationships with new financiers to expand our lending group. Our pro-forma current liquidity, including the available revolving credit facility, has reached $225 million.

It continues to be challenging to get crew on and off our vessels due to restrictions designed to slow the spread of COVID-19. The whole shipping industry, including us, continues to experience vessel itinerary disruptions as well as higher operating costs due to these restrictions.

Our outlook for the market continues to be constructive, despite the uncertainty stemming from the COVID-19 pandemic. Supply is at historical lows due to the recent demand shocks and ambiguity around the future of vessel propulsion technology, while demand for dry bulk is healthy as ton miles are growing, driven by global infrastructure stimulus projects.”

Recent Developments
Financing Activities:
In August and September 2020, we drew down $268.4 million in aggregate under sale and leaseback agreements with i) China Merchants Bank Leasing (“CMBL”) for the vessels M/V Laura, M/V Idee Fixe, M/V Roberta, M/V Kaley, M/V Star Sirius and M/V Star Vega, ii) Shinken Bussan Co., Ltd. for the vessel M/V Star Lutas, iii) SPDB Financial Leasing Co., Ltd. for the vessels M/V Mackenzie, M/V Kennadi, M/V Honey Badger, M/V Wolverine and M/V Star Antares and iv) ICBC Financial Leasing Co., Ltd. for the vessels  M/V Gargantua, M/V Goliath and M/V Maharaj. The amount drawn was used in part to refinance the $191.9 million outstanding under the loan and lease agreements secured by the above-mentioned vessels.
As of the date of this press release, after the completion of the above mentioned refinancings and along with the amounts drawn in July 2020, and after deducting relevant finance fees we increased our cash by approximately $106.5 million.
In addition, in September 2020, we received a commitment from China Export-Import Bank for a loan amount of up to $57.7 million (the “CEXIM Bank $57.7 million Facility”). The facility is expected to be used to refinance the outstanding amounts under a loan facility and lease agreements secured by the vessels M/V Star Wave, M/V Star Gina 2GR, M/V Star Charis and M/V Star Suzanna. We expect to draw down this facility by the end of November 2020. The facility will mature eight years after the drawdown and will be secured by first priority mortgages on the four aforementioned vessels. The facility is subject to customary conditions precedent and the execution of definitive documentation.
We expect to further strengthen our cash balance with net proceeds after finance fees of approximately $6.7 million by the end of November 2020 with the finalization of i) the CEXIM Bank $57.7 million Facility and ii) the agreement with CMBL to sell and leaseback the vessel M/V Diva.

As of the date of this press release, the outstanding balance under the $30.0 million revolving facility with HSBC France (the “HSBC Working Capital Facility”) is $24.2 million, while another $5.8 million remains available under this facility.

Hedging VLSFO-HSFO Spread
As of the date of this press release, we have hedged approximately 8,000 metric tons of our estimated fuel consumption for November and December 2020 by selling the 2020 Singapore spread between Very Low-Sulfur Fuel Oil (VLSFO) – High-Sulfur Fuel Oil (HSFO) at an average price of $266 per ton.

Impact of COVID-19 and Our Proactive Measures
While it is still too early to fully assess the overall impact that COVID-19 will have on our financial condition and operations and on the dry bulk industry in general, to date we have identified the following adverse effects of the COVID-19 pandemic on our business:

• Significant reduction in market charter rates, as a result of the decreased demand for dry bulk commodities and the uncertainty with regard to the timing of a return to more normalized global trade patterns.
• Potential adverse impact on asset values reflecting the weaker freight markets environment and lack of liquidity in the second-hand market. Star Bulk is fully compliant with all its financial covenants as of the end of the nine months ended September 30, 2020.
• Significant delays and increased operational costs associated with crew rotation and related logistical complications, supplying our vessels with spares or other supplies, and the reduced availability of attending engineers for overhauling or maintenance due to travel restrictions and quarantine rules.
We have taken proactive measures to ensure the health and wellness of our crew and onshore employees while maintaining effective business continuity and the uninterrupted service to our customers.
Our business continuity plans onshore for our global offices in Athens, Limassol, Singapore, New York, Oslo and Manilla, have allowed for an efficient transition to a remote working environment.  Additionally, we have also placed a temporary ban on all non-essential travel by our employees.
The actual impact of these and other effects on our business, and the efficacy of any measures we take in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade.

Employment Overview
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of the respective measures.

For the third quarter of 2020 our TCE rate was:
Capesize / Newcastlemax Vessels: $17,942 per day.
Post Panamax / Kamsarmax / Panamax Vessels: $11,354 per day.
Ultramax / Supramax Vessels: $10,306 per day.

For nine month period ended September 30, 2020 our TCE rate was:
Capesize / Newcastlemax Vessels: $15,327 per day.
Post Panamax / Kamsarmax / Panamax Vessels: $9,867 per day.
Ultramax / Supramax Vessels: $8,501 per day.

Amounts shown throughout the press release and variations in period–on–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 96,370,925 and 94,276,144 weighted average diluted shares for the third quarter of 2020 and 2019, respectively.
Third Quarter 2020 and 2019 Results
For the third quarter of 2020, we had a net income of $23.3 million, or $0.24 earnings per share. Net income for the third quarter of 2019 was $5.8 million, or $0.06 earnings per share.
Adjusted net income for the third quarter of 2020, which excludes certain non-cash items, was $27.3 million, or $0.28 earnings per share, compared to an adjusted net income for the third quarter of 2019 of $17.3 million, or $0.18 earnings per share.
Net cash provided by operating activities for the third quarter of 2020 was $57.0 million, compared to net cash provided by operating activities of $27.7 million for the third quarter of 2019. Adjusted EBITDA for the third quarter of 2020, which excludes certain non-cash items was $79.7 million, compared to adjusted EBITDA for the third quarter of 2019 of $72.2 million.
Voyage revenues for the third quarter of 2020 decreased to $200.2 million from $248.4 million in the third quarter of 2019. Adjusted time charter equivalent revenues (“Adjusted TCE Revenues”) (please see the table at the end of this release for the calculation of the Adjusted TCE Revenues) were $137.6 million for the third quarter of 2020, compared to $131.0 million for the third quarter of 2019. The negative impact of the COVID-19 pandemic led to an overall weak dry bulk market environment. As a result, TCE rate for the third quarter of 2020 was $13,083 compared to $14,688 for the third quarter of 2019.
For the third quarters of 2020 and 2019, vessel operating expenses were $47.2 million and $39.7 million, respectively. Vessel operating expenses for the third quarter of 2020 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in the beginning of 2020 of $1.9 million. Vessel operating expenses for the third quarter of 2019 included pre-delivery and pre-joining expenses of $0.3 million. Our average daily operating expenses per vessel for the third quarters of 2020 and 2019 were $4,425 and $3,719, respectively. Excluding non-recurring expenses such the increased costs due to the COVID-19 pandemic in 2020 or the pre-delivery expenses in 2019, our average daily operating expenses per vessel for the third quarters of 2020 and 2019 were $4,244 and $3,693, respectively.
General and administrative expenses for the third quarters of 2020 and 2019 were $9.3 million and $9.7 million, respectively. The decrease is mainly attributable to the decrease in stock based compensation expense to $3.1 million in the third quarter of 2020 from $3.5 million in the third quarter of 2019. Vessel management fees for the third quarters of 2020 and 2019 were both $4.6 million. Our average daily net cash general and administrative expenses per vessel (including management fees and excluding stock-based compensation) for the third quarters of 2020 and 2019 were $985 and $828, respectively.
Interest and finance costs net of interest and other income/(loss) for the third quarters of 2020 and 2019 were $16.2 million and $22.5 million, respectively. Despite the increase in the weighted average balance of our outstanding indebtedness of $1,601.1 million during the third quarter of 2020, compared to $1,572.5 million for the same period in 2019, the interest and finance costs net of interest and other income/ (loss) decreased due to the decrease in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements, the interest rate swap agreements that we entered into during the second and third quarters of 2020 and the lower LIBOR rates during the third quarter of 2020.

Unaudited Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	Third quarter 2020	Third quarter 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019

Revenues:
Voyage revenues	$200,222	$248,444	$507,218	$572,726
Total revenues	200,222	248,444	507,218	572,726

Expenses:
Voyage expenses	(43,637)	(67,575)	(158,709)	(158,904)
Charter-in hire expense	(13,165)	(48,545)	(27,218)	(92,987)
Vessel operating expenses	(47,222)	(39,741)	(132,445)	(117,874)
Dry docking expenses	(1,360)	(16,682)	(22,243)	(45,384)
Depreciation	(36,171)	(32,206)	(106,129)	(91,987)
Management fees	(4,601)	(4,613)	(13,803)	(12,801)
Loss on bad debt	-	-	-	(1,250)
General and administrative expenses	(9,321)	(9,706)	(24,312)	(26,768)
Gain/(Loss) on forward freight agreements and bunker swaps	(3,073)	(587)	16,459	6,796
Impairment loss	-	-	-	(3,411)
Other operational loss	(316)	(110)	(926)	(110)
Other operational gain	1,887	15	2,541	186
Gain/(Loss) on sale of vessels	-	(70)	-	(770)

Operating income/(loss)	43,243	28,624	40,433	27,462

Interest and finance costs	(15,740)	(22,411)	(54,121)	(66,237)
Interest and other income/(loss)	(435)	(90)	(3)	1,006
Loss on debt extinguishment	(3,797)	(330)	(4,415)	(1,949)
Total other expenses, net	(19,972)	(22,831)	(58,539)	(67,180)

Income/(Loss) before equity in investee	23,271	5,793	(18,106)	(39,718)

Equity in income/(loss) of investee	(6)	33	33	88

Income/(Loss) before taxes	$23,265	$5,826	$(18,073)	$(39,630)

Income taxes	(14)	(11)	(41)	(70)

Net income/(loss)	$23,251	$5,815	$(18,114)	$(39,700)

Earnings/(loss) per share, basic and diluted	$0.24	$0.06	$(0.19)	$(0.43)
Weighted average number of shares outstanding, basic	96,209,666	94,188,543	95,935,654	93,040,799
Weighted average number of shares outstanding, diluted	96,370,925	94,276,144	95,935,654	93,040,799

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

ASSETS	September 30, 2020	December 31, 2019
Cash and cash equivalents and resticted cash, current	$219,124	125,241
Other current assets	123,744	140,801
TOTAL CURRENT ASSETS	342,868	266,042

Vessels and other fixed assets, net	2,910,837	2,965,527
Restricted cash, non current	3,021	1,021
Other non-current assets	2,404	6,081
TOTAL ASSETS	$3,259,130	$3,238,671

Current portion of long-term debt and lease financing	$220,172	$202,495
Other current liabilities	99,748	108,436
TOTAL CURRENT LIABILITIES	319,920	310,931

Long-term debt and lease financing non-current (net of unamortized deferred finance fees of $21,079 and $19,034, respectively)	1,363,141	1,330,420
Senior Notes (net of unamortized deferred finance fees of $871 and $1,179, respectively)	49,129	48,821
Other non-current liabilities	6,750	4,459
TOTAL LIABILITIES	$1,738,940	$1,694,631

SHAREHOLDERS' EQUITY	1,520,190	1,544,040

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,259,130	$3,238,671

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	Nine months ended September 30, 2020	Nine months ended September 30, 2019

Net cash provided by / (used in) operating activities	$112,479	$35,286

Vessel acquisitions and Advances for vessels under construction	-	(203,473)
Capital expenditures for vessel modifications/upgrades	(62,213)	(100,842)
Proceeds from sale of vessels	-	44,188
Insurance Proceeds	3,992	6,727
Net cash provided by / (used in) investing activities	(58,221)	(253,400)

Proceeds from vessels' new debt	539,464	620,423
Working capital facility	29,766	-
Ordinary vessels' debt repayment	(137,298)	(114,703)
Debt prepayment due to sale or refinancing	(379,489)	(353,913)
Financing fees	(6,014)	(9,925)
Repurchase of common shares	-	(20,523)
Dividend payments	(4,804)	-
Net cash provided by / (used in) financing activities	41,625	121,359

Summary of Selected Data

	Third quarter 2020	Third quarter 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Average number of vessels (1)	116.0	116.1	116.0	110.2
Number of vessels (2)	116	118	116	118
Average age of operational fleet (in years) (3)	9.0	8.2	9.0	8.2
Ownership days (4)	10,672	10,685	31,784	30,096
Available days (5)	10,515	8,919	29,941	26,905
Charter-in days (6)	349	2,372	1,075	5,581
Daily Time Charter Equivalent Rate (7)	$13,083	$14,688	$11,166	$12,143
Average daily OPEX per vessel (8)	$4,425	$3,719	$4,167	$3,917
Average daily OPEX per vessel (excl. non recurring expenses) (8)	$4,244	$3,693	$4,106	$3,876
Average daily Net Cash G&A expenses per vessel (9)	$985	$828	$1,030	$931

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of the periods reported.
(3) Average age of operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation.
(6) Charter-in days are the total days that we charter-in vessels not owned by us.
(7) Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements and provision for onerous contracts, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE revenues and TCE rate, non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types under which its vessels may be employed between the periods. Our method of computing TCE may not necessarily be comparable to TCE of other companies due to differences in methods of calculation. For the detailed calculation please see the table at the end of this release with the reconciliation of Voyage Revenues to TCE.
(8)  Average daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Average daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses (such as increased costs due to the COVID-19 pandemic or pre-delivery expenses, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to some of the adjustments. Vessel operating expenses for the three and nine month period ended September 30, 2020 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in the beginning of 2020 of $1.9 million in both periods while vessel operating expenses for the three and nine month period ended September 30, 2019 included pre-delivery and pre-joining expenses of $0.3 million and $1.2 million, respectively.
(9)  Please see the table at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Average daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EBITDA and Adjusted EBITDA Reconciliation
We include EBITDA herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we excluded non-cash gains/(losses) such as those related to sale of vessels, stock-based compensation expense, the write-off of the unamortized fair value of above/below market acquired time charters, impairment losses, the write-off of claims receivable and loss from bad debt, change in fair value of forward freight agreements and bunker swaps, provision for onerous contracts, and the equity in income/(loss) of investee, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet. In addition, together with our scrubber installation program, we decided to bring forward to 2019 the majority of 2020 dry docking services; thus, in the Adjusted EBITDA calculation for 2019 we included only the dry docking expenses for the vessels which were due for their periodic dry dock during 2019. 2020 Adjusted EBITDA does not include the drydocking expenses for the vessels which were due for their periodic dry dock in 2020 but this was performed in 2019.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Third quarter 2020	Third quarter 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net cash provided by/(used in) operating activities	$57,019	$27,659	$112,479	$35,286
Net decrease / (increase) in current assets	10,769	15,479	(22,229)	56,020
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	(4,063)	(539)	6,777	(22,164)
Impairment loss	-	-	-	(3,411)
Loss on debt extinguishment	(3,797)	(330)	(4,415)	(1,949)
Stock – based compensation	(3,062)	(3,513)	(4,278)	(6,370)
Amortization of deferred finance charges	(2,090)	(1,448)	(5,753)	(4,023)
Unrealized gain/(loss) on derivative financial instruments	-	149	-	-
Unrealized gain / (loss) on forward freight agreements and bunker swaps	2,539	408	2,479	(579)
Total other expenses, net	19,973	22,831	58,539	67,180
Gain/(Loss) on hull and machinery claims	1,879	(135)	1,971	(105)
Loss on bad debt	-	-	-	(1,250)
Income tax	14	11	41	70
Gain/(Loss) on sale of vessels	-	(70)	-	(770)
Equity in income/(loss) of investee	(6)	33	33	88
EBITDA	$79,175	$60,535	$145,644	$118,023

Equity in (income)/loss of investee	6	(33)	(33)	(88)
Unrealized (gain)/loss on forward freight agreements and bunker swaps	(2,539)	(408)	(2,479)	579
(Gain)/Loss on sale of vessels	-	70	-	770
Accelerated dry docking expenses due in 2020	-	8,522	-	19,045
Stock-based compensation	3,062	3,513	4,278	6,370
Loss on bad debt	-	-	-	1,250
Impairment loss	-	-	-	3,411
Adjusted EBITDA	$79,704	$72,199	$147,410	$149,360
Net income/(Loss) and Adjusted Net income/(Loss) Reconciliation and calculation of Adjusted Earnings/(Loss) Per Share
To derive Adjusted Net Income and Adjusted Earnings/(Loss) Per Share from Net Income, we excluded non-cash items, as provided in the table below. We believe that Adjusted Net Income and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment losses and other items which may vary from year to year, for reasons unrelated to overall operating performance. Similarly, with what was discussed above, we excluded from the Adjusted Income/(loss) and Adjusted Earnings/(loss) per share the accelerated dry docking expenses that were due in 2020. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings/ (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.
The following table reconciles Net income / (loss) to Adjusted Net income / (loss):

(Expressed in thousands of U.S. dollars except for share and per share data)	Third quarter 2020	Third quarter 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net income / (loss)	$23,251	$5,815	$(18,114)	$(39,700)
Amortization of fair value of above/below market acquired time charter agreements, net	(233)	(328)	(951)	(1,514)
Loss on bad debt	-	-	-	1,250
Stock – based compensation	3,062	3,513	4,278	6,370
Unrealized (gain) / loss on forward freight agreements and bunker swaps	(2,539)	(408)	(2,479)	579
Accelerate dry docking expenses due in 2020	-	8,522	-	19,045
(Gain) / loss on sale of vessels	-	70	-	770
Impairment loss	-	-	-	3,411
Loss on debt extinguishment	3,792	115	4,334	220
Equity in income/(loss) of investee	6	(33)	(33)	(88)
Adjusted Net income / (loss)	$27,339	$17,266	$(12,965)	$(9,657)
Weighted average number of shares outstanding, basic	96,209,666	94,188,543	95,935,654	93,040,799
Weighted average number of shares outstanding, diluted	96,370,925	94,276,144	95,935,654	93,040,799
Adjusted Earnings / (Loss) Per Share, basic and diluted	$0.28	$0.18	$(0.14)	$(0.10)

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)
	Third quarter 2020	Third quarter 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Voyage revenues	$200,222	$248,444	$507,218	$572,726
Less:
Voyage expenses	(43,637)	(67,575)	(158,709)	(158,904)
Charter-in hire expense	(13,165)	(48,545)	(27,218)	(92,987)
Realized gain/(loss) on FFAs/bunker swaps	(5,612)	(995)	13,980	7,375
Time Charter equivalent revenues	$137,808	$131,329	$335,271	$328,210
Amortization of fair value of below/above market acquired time charter agreements, net	(233)	(328)	(951)	(1,514)
Adjusted Time Charter equivalent revenues	$137,575	$131,001	$334,320	$326,696

Available days	10,515	8,919	29,941	26,905
Daily Time Charter Equivalent Rate ("TCE")	$13,083	$14,688	$11,166	$12,143

Average daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)
	Third quarter 2020	Third quarter 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
General and administrative expenses	$9,321	$9,706	$24,312	$26,768
Plus:
Management fees	4,601	4,613	13,803	12,801
Less:
Stock – based compensation	(3,062)	(3,513)	(4,278)	(6,370)
Net Cash G&As expenses	$10,860	$10,806	$33,837	$33,199

Ownership days	10,672	10,685	31,784	30,096
Charter-in days	349	2,372	1,075	5,581
Average daily Net Cash G&A expenses per vessel	$985	$828	$1,030	$931

Conference Call details:
Our management team will host a conference call to discuss our financial results on Tuesday, November 17, 2020 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877) 553-9962 (from the US), 0(808) 238-0669 (from the UK) or + (44) (0) 2071 928 592 (Standard International Dial In). Please quote "Star Bulk."

A replay of the conference call will be available until Tuesday, November 24, 2020. The United States replay number is 1(866) 331-1332; from the UK 0(808) 238-0667; the standard international replay number is (+44) (0) 3333 009 785 and the access code required for the replay is: 3128607#.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  The content on our website is not incorporated by reference into this release.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. Star Bulk owns a fleet of 116 vessels, with an aggregate capacity of 12.9 million dwt, consisting of 17 Newcastlemax, 19 Capesize, 2 Mini Capesize, 7 Post Panamax, 35 Kamsarmax, 2 Panamax, 17 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.
Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in our operating expenses, including bunker prices, dry docking and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; business disruptions due to natural disasters or other disasters outside our control, such as the recent outbreak of COVID-19; the length and severity of the COVID-19 outbreak; the impact of public health threats and outbreaks of other highly communicable diseases; the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR; the availability of financing and refinancing; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com